Exhibit 20

NEWS

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IMMEDIATE RELEASE
-----------------
FORD SETS 2003 FINANCIAL MILESTONES

        o   Revitalization on track.
        o   Milestones chart further progress toward mid-decade targets.
        o   Earnings targeted at 70 cents per share for 2003.

DEARBORN, Mich., Jan. 10, 2003 - Twelve months into its five-year Revitalization Plan, Ford Motor Company [NYSE: F] is on target to achieve its bottom-line goal: a $7 billion annual pre-tax profit by mid-decade. The company provided a Revitalization Plan update and released its 2003 financial milestones today in Dearborn during a meeting with securities analysts.

"We made a great deal of progress in 2002 toward a long-term Revitalization Plan that we fully believe is the right strategy for getting the company back on track," said Chairman and CEO Bill Ford. "This is our Centennial year, and while we certainly will be celebrating our past, we will be focused on the future. Meeting our 2003 financial goals will be the first step."

The 2003 milestones are:

Planning Assumptions                    Milestone
--------------------                    ---------
o   Industry Volume - U.S.              16.5 million units
                    - Europe            17.0 million units

o   Net Pricing     - U.S.              Zero
                    - Europe            1%

Physicals                               Milestone
---------                               ---------
o   Quality                             Improve in all regions
o   Market Share                        Improve in all regions
o   Automotive Cost Performance         Improve by at least $500 million
    (at constant volume and mix)
o   Capital Spending                    $8 billion

Financial Results                       Milestone
-----------------                       ---------
Automotive
o   Income Before Taxes                 Breakeven
o   Operating Cash Flow*                Breakeven

Ford Credit                             Improve cash contribution to Parent
                                        Maintain managed leverage in low end
                                        of 13-14 to 1 range**

* Consistent with operating cash flow calculation in MD&A of our Third Quarter 2002 10-Q (before tax refunds)
** Consistent with definition contained in MD&A of Ford Credit's 2001 10-K.

Assuming achievement of these milestones, the company expects to have fully diluted earnings per share of 70 cents in 2003.

"These milestones demonstrate that Ford intends to deliver another year of strong and measurable results that support the plan we outlined one year ago," said Vice Chairman and Chief Financial Officer Allan Gilmour.

Gilmour also provided an update on the company's pension funding status. For 2003, the pension fund long-term annual return assumption has been reduced to
8.75 percent from 9.5 percent for the U.S., Canada and Britain, and, in the U.S., the discount rate has been reduced to 6.75 percent at year-end 2002 from
7.25 percent at year-end 2001. On January 6, 2003, Ford contributed $500 million of cash to its U.S. pension fund and intends to make another $500 million contribution in the first half of the year, depending on the determination of the tax treatment of the additional contribution. The additional contribution was originally scheduled for 2004.

Ford Motor Company, headquartered in Dearborn, Michigan, is the world's second-largest automaker, with approximately 335,000 employees in 200 markets on six continents. Its automotive brands include Aston Martin, Ford, Jaguar, Land Rover, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Quality Care and Hertz. Ford Motor Company will officially observe its 100th anniversary on June 16, 2003.

                                    - # # #-

Statements included or incorporated by reference herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:
o greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors;
o a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth or other factors;
o    lower-than-anticipated market acceptance of new or existing products;
o work stoppages at key Ford or supplier facilities or other interruptions of supplies;
o the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs;
o increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions;
o unusual or significant litigation or governmental investigations arising out of alleged defects in our products or otherwise;
o worse-than-assumed economic and demographic experience for our post-retirement benefit plans (e.g., investment returns,interest rates, health care cost trends, benefit improvements);
o    currency or commodity price fluctuations;
o    a market shift from truck sales in the U.S.;
o    economic difficulties in South America or Asia;
o    reduced availability of or higher prices for fuel;
o    labor or other constraints on our ability to restructure our business;
o a change in our requirements under long-term supply arrangements under which we are obligated to purchase minimum quantities or pay minimum amounts;
o    a further credit rating downgrade;
o inability to access debt or securitization markets around the world at competitive rates or in sufficient amounts;
o    higher-than-expected credit losses;
o    lower-than-anticipated residual values for leased vehicles;
o increased price competition in the rental car industry and/or a general decline in business or leisure travel due to terrorist attacks, act of war or measures taken by governments in response thereto that negatively affect the travel industry; and
o    our inability to implement the Revitalization Plan.